SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           Titanium Metals Corporation
                            (Name of Subject Company)

                           Titanium Metals Corporation
                       (Names of Filing Persons (Offeror))

        6 5/8% Convertible Preferred Securities of TIMET Capital Trust I Convertible Preferred Securities Guarantee of Titanium Metals Corporation
                         (Title of Class of Securities)

                             887381408 and 887381309
                      (CUSIP Number of Class of Securities)

                                J. Landis Martin
          Chairman of the Board, President and Chief Executive Officer
                           Titanium Metals Corporation
                            1999 Broadway, Suite 4300
                             Denver, Colorado 80202
                                 (303) 296-5600
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                               Don M. Glendenning
                                 Toni Weinstein
                            Locke Liddell & Sapp LLP
                          2200 Ross Avenue, Suite 2200
                               Dallas, Texas 75201
                                 (214) 740-8000

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
         Transaction Value*                        Amount of Filing Fee**
-------------------------------------------------------------------------------
           $173,067,260                                   $21,928
-------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the exchange of all 4,024,820 outstanding 6?% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities (including the associated guarantee) of TIMET Capital Trust I (the "BUCS") for 6 3/4% Series A Convertible Preferred Stock of Titanium Metals Corporation and is based upon the last reported closing price of the BUCS as of July 29, 2004.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

|X|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $23,713          Filing Party:  Titanium Metals Corporation
     Form or Registration No.:  333-114218     Date Filed:  April 5, 2004

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4.

|_|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Titanium Metals Corporation, a Delaware corporation ("TIMET"). This Schedule TO relates to the offer by TIMET to exchange all of the outstanding 4,024,820 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities, liquidation preference $50 per security (the "BUCS"), which represent undivided beneficial ownership interests in the assets of TIMET Capital Trust I, a Delaware statutory business trust, for 4,024,820 shares of 6 3/4% Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), of TIMET upon the terms and subject to the conditions set forth in the Prospectus dated July 30, 2004 (the "Prospectus"), which is a part of TIMET's Registration Statement on Form S-4 (File No. 333-114218) initially filed with the Securities and Exchange Commission on April 5, 2004 (the "Registration Statement"), and in the related Letter of Transmittal, which is filed as Exhibit 99.1 to the Registration Statement. The BUCS include the associated guarantee by TIMET.

     The information in the Registration Statement, including all exhibits thereto, is incorporated herein by reference in answer to all of the items of the Schedule TO, except as otherwise set forth below.

Item 1.  Summary Term Sheet.

     The information set forth in the section of the Prospectus entitled "Summary--The Exchange Offer" is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) The address of the principal executive offices of TIMET is 1999 Broadway, Suite 4300, Denver, Colorado, and the telephone number is (303) 296-5600.

     (b) The information in the Prospectus under the heading "Market and Market Prices" is incorporated herein by reference.

     (c) The information in the Prospectus under the heading "Market and Market Prices" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     TIMET is the filing person and the subject company. The information set forth in Item 2(a) above is hereby incorporated by reference.

Item 4.  Terms of the Transaction.

     (a) The information in the Prospectus under the headings "Summary--The Exchange Offer," "Summary--Summary Comparison of BUCS to Series A Preferred Stock," "Description of the Exchange Offer," "Material U.S. Federal Income Tax Considerations," "Description of the Series A Preferred Stock" and "Description of the BUCS" is incorporated herein by reference.

     (b) The information in the Prospectus under the heading "Conflicts of Interest" is incorporated herein by reference

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     (e) The information in TIMET's definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 7, 2004 under the heading "Certain Relationships and Transactions--TIMET Executive Stock Ownership Loan Plan" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a) The information in the Prospectus under the heading "Description of the Exchange Offer--Background and Purposes of the Exchange Offer" is incorporated herein by reference.

     (b) The information in the Prospectus under the heading "Summary--Use of Proceeds; Fees and Expenses of the Exchange Offer" is incorporated herein by reference.

     (c) The information in the Prospectus under the headings "Summary" and "Market and Market Prices" is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) The information in the Prospectus under the heading "Summary" is incorporated herein by reference.

     (b) The information in the Prospectus under the heading "Description of the Exchange Offer--Conditions to the Exchange Offer" is incorporated herein by reference.

     (d) None.

Item 8.  Interest in Securities of the Subject Company.

     (a) The information in the Prospectus under the heading "Conflicts of Interest" and the information in TIMET's definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 7, 2004 under the heading "Security Ownership" is incorporated herein by reference.

     (b) None.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

     (a) The information in the Prospectus under the heading "Description of the Exchange Offer--Fees and Expenses" is incorporated herein by reference.

Item 10. Financial Statements.

     (a)(1) The information in Item 8 of TIMET's Annual Report on Form 10-K for the year ended December 31, 2003 is incorporated herein by reference.

     (a)(2) Not applicable.

     (a)(3) The information in the Prospectus under the heading "Selected Consolidated Financial Data" is incorporated herein by reference.

     (b) The information in the Prospectus under the headings "Selected Consolidated Financial Data" and "Unaudited Pro Forma Condensed Consolidated Financial Statements" is incorporated herein by reference.

Item 11. Additional Information.

     (a)(1) The information in TIMET's definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 7, 2004 under the headings "Executive Compensation," "Security Ownership" and "Certain Relationships and Transactions" is incorporated herein by reference.

     (a)(2) The New York Stock Exchange requires stockholder approval be obtained for any issuance of securities convertible into common stock if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the convertible securities. In addition, TIMET's Amended and Restated Certificate of Incorporation must be amended to increase the number of authorized shares of TIMET's capital stock to, among other things, facilitate the exchange offer described in the Prospectus. TIMET has solicited stockholder approval for this issuance and this amendment in its definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 7, 2004 relating to its annual stockholders' meeting scheduled to be held on August 5, 2004. Furthermore, prior to the consummation of the exchange offer, TIMET will file
(i) such amendment to its Amended and Restated Certificate of Incorporation, including the Certificate of Designations creating the Series A Preferred Stock, with the Secretary of State of the State of Delaware, and (ii) a supplemental listing application with the New York Stock Exchange relating to the shares of common stock reserved for issuance upon the conversion of the Series A Preferred Stock.

     (a)(3) Not applicable.

     (a)(4) The information in the Prospectus under the heading "Description of the BUCS--Margin Regulations" is incorporated herein by reference.

     (a)(5) None.

     (b) Incorporated by reference to the Prospectus.

Item 12. Exhibits.

     (a)(1)(A) Prospectus, dated July 30, 2004, incorporated herein by reference to the Registration Statement.

     (a)(1)(B)      Form of Letter of Transmittal,  incorporated by reference to
                    Exhibit 99.1 to the Registration Statement.

     (a)(1)(C) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to
                    Exhibit 99.2 to the Registration Statement.

     (a)(1)(D) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.3 to the Registration Statement.

     (a)(1)(E) Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit 99.4 to the Registration Statement.

     (a)(5)(A) Press Release issued by TIMET on April 5, 2004, filed pursuant to Rule 425 on April 5, 2004.

     (a)(5)(B)      Press Release issued by TIMET on July 30, 2004.

     (b)            None.

     (c)            None.

     (d)            None.

     (g)            None.

     (h)            None.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2004                 TITANIUM METALS CORPORATION


                                      By:/s/ Joan H. Prusse
                                         -------------------------------
                                         Joan H. Prusse
                                         Vice President,
                                         General Counsel and Secretary





















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